COMMISSION FILE NUMBER 1-2257

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D

[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  March 31, 2014

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Trans-Lux Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

950 Third Avenue, Suite 2804

Address of Principal Executive Office (Street and Number)

New York, NY  10022

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

The Registrant is unable to file its report on Form 10-Q for the quarter ending March 31, 2014 within the prescribed time period because of pending additional information necessary for finalizing its Form 10-Q.  The delay of filing our Form 10-K for December 31, 2013 (caused by the relocation of the Company’s headquarters and the upgrade to new accounting software) has delayed the compilation of information needed for our Form 10-Q for the quarter ended March 31, 2014 and has prevented us from making a reasonable estimate of the results.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Todd Dupee                                 (212)                           897-9955

_______________________   ______________   ______________________

            (Name)                              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Digital display sales for the three months ended March 31, 2014 are $5.1 million as compared to $2.5 million for the three months ended March 31, 2013.  Also, in the 1st quarter of 2013, we recorded a $1.0 million gain on the sale of our Santa Fe, New Mexico real estate property, which was included in discontinued operations, which did not recur in 2014.  However the delay of filing our Form 10-K for December 31, 2013 (filed on May 13, 2014, caused by the recent relocation of the Company’s headquarters and the upgrade to new accounting software) has delayed the compilation of information needed for our Form 10-Q for the quarter ended March 31, 2014 and has prevented us from making a reasonable estimate of the results.

Trans-Lux Corporation

____________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 16, 2014

By:  /s/ Todd Dupee

___________________________

Todd Dupee

Vice President and

Chief Financial Officer

INSTRUCTION:  The form may be signed by executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal

Criminal Violations (See 18 U.S.C. 1001).